

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Edward Woodward
Executive Vice Chairmen
Manchester United plc
Sir Matt Busby Way, Old Trafford
Manchester, England, M16 0RA

      Re: Manchester United plc
      Form 20-F for Fiscal Year Ended June 30, 2014
      Filed on October 27, 2014
      Form 6-K Filed on November 21, 2014
      File No. 001-35627

Dear Mr. Woodward:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief